Rod Bolger Chief Financial Officer	Royal Bank of Canada 200 Bay Street Toronto, Ontario M5J 2J5 Tel.: (416) 974-0729 Fax.: (416) 974-0400 rod.bolger@rbc.com

December 4, 2019

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Notice of Disclosure filed in Exchange Act Annual Report under Section 219 of the

Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the

Securities Exchange Act of 1934

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the U.S. Securities Exchange Act of 1934, as amended, notice is hereby provided that Royal Bank of Canada has made disclosure pursuant to those provisions in its Annual Report on Form 40-F for the year ended October 31, 2019, which was filed with the U.S. Securities and Exchange Commission on December 4, 2019.

Respectfully submitted,

Royal Bank of Canada

By:	/s/ Rod Bolger
Name:	Rod Bolger
Title:	Chief Financial Officer